Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES
ELECTION OF DIRECTORS

MONTREAL, Quebec, Canada, May 9, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that the nominees listed in the management information circular for the 2014 Annual and Special General Meeting of Shareholders were elected as directors of Richmont. Detailed results of the vote for the election of directors that was held at the Corporation’s Annual and Special General Meeting on May 8, 2014 in Montreal are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
H. Greg Chamandy	13,709,806	98.06%	270,636	1.94%
Paul Carmel	13,779,789	98.56%	200,653	1.44%
René Marion	13,732,924	98.23%	247,518	1.77%
James Gill	13,692,624	97.94%	287,818	2.06%
Elaine Ellingham	13,705,354	98.03%	275,088	1.97%
Michael Pesner	13,598,503	97.27%	381,939	2.73%

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor, Monique and W Zone mines in Quebec. The Corporation is also advancing the Island Gold Deep resource located directly beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Website: www.richmont-mines.com
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